Belladina's Easley, LLC
Statements of Financial Position
from inception period of August 2020 through October 2020 (unaudited)

		2020
CURRENT ASSETS:		
Cash and cash equivalents	$	0
Trade Accounts Receivable		0
Inventory		0
Prepaid expenses and other current assets		0
Total Current Assets		0
PROPERTY AND EQUIPMENT:		
Net Property and Equipment		0
TOTAL ASSETS	$	0
CURRENT LIABILITIES:		
Current Portion of Long-Term Debt	$	0
Accounts Payable		0
Accrued Expenses		0
Credit Cards Payable		0
Total Current Liabilities		0
DEFFERRED TAX LIABILITY		-
LONG-TERM LIABILITIES		0
TOTAL LIABILITIES		0
MEMBER'S EQUITY		0
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	0

Belladina's Easley, LLC
Statements of Operations
from inception period of August 2020 through October 2020 (unaudited)

	2020
SALES	$ 0
COST OF SALES	0
GROSS PROFIT	0
OPERATING EXPENSES:	
Advertising	0
Bank Service Charges	0
Credit Card Fees	0
Depreciation	0
Insurance	0
Legal and Accounting	0
Miscellaneous	0
Payroll Taxes	0
Rent	0
Repairs and Maintenance	0
Supplies	0
Travel	0
Utilities	0
Wages	0
Total Operating Expenses	0
NET OPERATING INCOME	0
OTHER INCOME/(EXPENSES)	
Interest income	0
Interest expense	0
TOTAL OTHER INCOME/(EXPENSES)	0
NET INCOME BEFORE TAXES	0
INCOME TAXES:	
Current	-
Deferred	-
NET INCOME	$ 0

Belladina's Easley, LLC
Statement of Cash Flow
from inception period of August 2020 through October 2020 (unaudited)

	2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ -
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Deferred Income Taxes	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	$ -

Belladina's Easley, LLC
Statements of Member's Equity
from inception period of August 2020 through October 2020 (unaudited)

		2020
MEMBER'S EQUITY - BEGINNING	$	0
Net Income		0
Member's Withdrawals		-
MEMBER'S EQUITY - ENDING	$	0

BELLADINAS EASLEY, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Period from August 5, 2020 (inception)
(unaudited)

NOTE 1— NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BELLADINAS EASLEY, LLC ("the Company") was incorporated on August 5, 2020 under the laws of the State of South Carolina, and is headquartered in Greenville, South Carolina. The Company is a family-owned pizzeria with a goal of providing authentic, Italian foods and a high level of service in a casual, community environment.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The company recognizes revenue in accordance with the following core principles of the Accounting Standards Codification Section 606:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company has not yet commenced its principal operations; thus, no revenue has been recognized, however expects the majority of its revenue transactions to be consummated at the time of payment from its retail customers.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of November 12, 2020, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

NOTE 2— GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has not commenced operations as of November 12, 2020 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its products, and its ability to generate positive operational cash flow. The Company also plans to conduct an offering on a registered funding portal pursuant to the rules of Regulation Crowdfunding. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for the duration of 2020 and future years.

NOTE 4 – EQUITY STRUCTURE AND RELATED PARTY TRANSACTIONS

The Company is a single-member LLC, with 100% of outstanding ownership rights held by the owner, Megan Leccese.

There are no related party transactions as of November 12, 2020.

I, Megan Leccese, certify that:

(1) The financial statements of Belladina's Easley, LLC included in this Form are true and complete in all material respects; and

(2) No tax return for Belladina's Easley, LLC has been required, prepared or filed to date.

Signature:  _____

Printed Name: Megan Leccese

Title: Owner

Date: 11/4/2020